[Letterhead of Movado Group, Inc.]

April 2, 2013

VIA EDGAR

Ms. Mara L. Ransom
United States Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended January 31, 2012
Definitive Proxy Statement on Schedule 14A Filed May 4, 2012
File number 1-16497

Dear Ms. Ransom,

This letter is submitted on behalf of Movado Group, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended January 31, 2012 (the “Form 10-K”) filed on March 30, 2012 and the Definitive Proxy Statement on Schedule 14A (the “Proxy”) filed on May 4, 2012, as set forth in your letter dated March 22, 2013 to Sallie A. DeMarsilis (the “Comment Letter”).

For reference purposes, the text to the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter, and we have bolded the headings of our responses thereto.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments and our responses refer to the Form 10-K and the Proxy.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form 10-K and Proxy, as applicable.

As discussed herein, the Company respectfully requests that compliance with Comment 1 not require that the Company file an amendment to its annual report on Form 10-K for its fiscal year ended January 31, 2012.  Additionally, the Company filed an annual report on Form 10-K for its fiscal year ended January 31, 2013 on March 26, 2013 and respectfully requests that compliance with Comment 1 not require that the Company file an amendment to its annual report on Form 10-K for its fiscal year ended January 31, 2013.  The Company expects to file an annual report on Form 10-K for its fiscal year ended January 31, 2014 by the end of March 2014 and wishes to comply with these requirements in that filing.

Form 10-K for the Fiscal Year Ended January 31, 2012

Item 1A. Risk Factors, page 12

If the Company loses any of its license agreements . . ., page 15

1. We note your response to comment 1 in our letter dated February 28, 2013 and that you have not argued that disclosure of any one or more licensed brands, which represent a material portion of the 46% of your net sales, should be considered information which is not material to investors. The disclosure you are prepared to provide, that no individual licensed brand represents sales in excess of 20%, suggests that there is at least one licensed brand that is material to you. Please identify that brand(s) in future filings.

Response to Comment No. 1

While no one single licensed brand accounts for more than 20% of the Company’s total consolidated net sales, it is not the case that only one (or certain) of the Company’s licensed brands is (or are) material to its business. Rather, each of the Company’s licensed brands is material to its business, because the loss of any one could have a material adverse impact on the Company’s results of operations or future prospects.  As such, the Company has historically disclosed the license term and other material information regarding each license and has filed such licenses with the Commission, subject to confidential treatment.  The Company believes that information regarding the revenue represented by each licensed brand relative to every other licensed brand would not be material to the reasonable investor.  Revenue generated by a licensed brand or even its relative profitability are at times not appropriate measures of materiality.  The Company’s revenues and profitability under its various license agreements may change from period to period due to various factors, including the maturity of the Company's relationship with the licensor, changes in consumer preferences, brand repositioning activities and other factors, some of which are outside of the Company's control.  Because it is important for investors to know that revenues and profitability are subject to change for such reasons, the Company will include disclosure to such effect in future filings.

Finally, if the Company were made to rank any licensed brand based on its revenue, the Company would be put at a significant disadvantage against its competitors and would also find it very difficult in the future when negotiating renewals or modifications of licenses with those licensors whose brands are ranked more highly than the others. As noted in a prior letter, future filings will include the percentage of the Company’s revenues derived from its total licensed brand business in this risk factor.  The Company will also disclose that no individual licensed brand represents sales in excess of a specified percentage of the Company’s total consolidated net sales. The Company will make disclosures of other material events relating to the licenses as appropriate.

Historical Disclosures

The Company has the right to produce, market and distribute watches under the brand names of ESQ, Coach, Tommy Hilfiger, HUGO BOSS, Juicy Couture, Ferrari and Lacoste pursuant to license agreements with the respective owners of those trademarks.  There are certain minimum royalty payments as well as other requirements associated with these agreements.  Failure to meet any of these requirements could result in the loss of the license.  Additionally, after the term of any license agreement has concluded, the licensor may decide not to renew with the Company.  Any loss of one or more of the Company’s licenses could result in loss of future revenues which could adversely affect its financial condition.

Future Disclosures

The Company has the right to produce, market and distribute watches under the brand names of ESQ, Coach, Tommy Hilfiger, HUGO BOSS, Juicy Couture, Ferrari and Lacoste pursuant to license agreements with the respective owners of those trademarks.  There are certain minimum royalty payments as well as other requirements associated with these agreements.  Failure to meet any of these requirements could result in the loss of the license.  Additionally, after the term of any license agreement has concluded, the licensor may decide not to renew with the Company.  For the fiscal year ended January 31, 2012, the above mentioned licensed brands represented approximately 46% of the Company’s net sales.  While no individual licensed brand represented net sales greater than 20% of the Company’s total consolidated net sales, the loss of any single licensed brand could have a material adverse effect on the Company’s results of operations and although the Company is not substantially dependent on a particular license brand, the loss of one or more of the Company’s licenses could result in loss of future revenues which could adversely affect its financial condition. In addition, the Company’s revenues and profitability under its various license agreements may change from period to period due to various factors, including the maturity of the Company's relationship with the respective licensor, changes in consumer preferences, brand repositioning activities and other factors, some of which are outside of the Company's control.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 15

Compensation Discussion and Analysis, page 15

Performance-Based Annual Cash Compensation, page 17

2. We note your response to the second bullet point in comment 5 in our letter dated February 28, 2013.  Please explain whether the corporate performance objective established by your Compensation Committee under the Executive Performance Plan and the financial performance measure under the Annual Incentive Compensation Plan are determined at the outset of the award period or at some later date, including to what extent the Compensation Committee may already have information about the company’s financial performance for the year at that point in time. We also note your response to the third bullet point in comment 5 in our letter dated February 28, 2013. Please provide substantially the same disclosure as you provide in the second paragraph of your response as it relates to your Compensation Committee’s consideration of the CEO’s individual performance in approving his compensation.

Response to Comment No. 2

The corporate performance objective established by our Compensation Committee under the Executive Performance Plan and the financial performance measure under the Annual Incentive Compensation Plan are determined within 90 days after the beginning of the award period when the only information available to the Compensation Committee with respect to the Company’s financial performance for the fiscal year at issue is the Company’s operating budget for that year.

With respect to the second paragraph of our response to the third bullet point in comment 5 of the Commission’s letter dated February 28, 2013, the Company will provide substantially similar disclosure in its future filings with respect to the CEO.

***

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Proxy;

•	Staff comments or changes to disclosures in response to the Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Proxy; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you should have any questions about this letter, please call me at (201) 267-8255.

Very truly yours,

By:	/s/ Sallie A. DeMarsilis
Sallie A. DeMarsilis
Chief Financial Officer